# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ernexa Therapeutics Inc., CIK 0000748592
CUSIP: 114082308
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001465302

## Reporting persons
- Shameek Konar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 558,531; sole dispositive power 0; shared dispositive power 558,531; aggregate amount beneficially owned 558,531 (7.12% of the class)
  Comment: Rows 6, 8 and 9 consist of (i) 547,668 shares of the Common Stock of Ernexa Therapeutics Inc. (formerly Eterna Therapeutics Inc., the "Issuer") owned by Regolith Capital Investments LP ("Regolith") and (ii) 10,863 shares of common stock owned by Mr. Konar. Mr. Konar and Victoria Konar are the general partners of Regolith and Mr. Konar disclaims beneficial ownership of the securities held by Regolith except to the extent of his pecuniary interest therein.
  
  Percentage of ownership in Row 11 is based on an aggregate of 7,848,889 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
  
  This Amendment No. 1 amends the Schedule 13G filed by the Reporting Person named therein on May 15, 2025.
- Victoria Konar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 558,531; sole dispositive power 0; shared dispositive power 558,531; aggregate amount beneficially owned 558,531 (7.12% of the class)
  Comment: Rows 6, 8 and 9 consist of (i) 547,668 shares of the Common Stock of Ernexa Therapeutics Inc. (formerly Eterna Therapeutics Inc., the "Issuer") owned by Regolith Capital Investments LP ("Regolith") and (ii) 10,863 shares of common stock owned by Ms. Konar's spouse, Shameek Konar. Ms. Konar and Shameek Konar are the general partners of Regolith and Ms. Konar disclaims beneficial ownership of the securities held by Regolith except to the extent of her pecuniary interest therein.
  
  Percentage of ownership in Row 11 is based on an aggregate of 7,848,889 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
  
  This Amendment No. 1 amends the Schedule 13G filed by the Reporting Person named therein on May 15, 2025.
- Regolith Capital Investments LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 547,668; sole dispositive power 0; shared dispositive power 547,668; aggregate amount beneficially owned 547,668 (6.98% of the class)
  Comment: Regolith is a Texas limited liability partnership. Shameek Konar and Victoria Konar are the general partners of Regolith.
  
  Row 11 is calculated based on 7,848,889 shares of the Common Stock of the Issuer outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.
  
  This Amendment No. 1 amends the Schedule 13G filed by the Reporting Person named therein on May 15, 2025.

## Item 1. Issuer
Name of issuer: Ernexa Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entity and individuals (collectively referred to as the "Reporting Persons")

Shameek Konar

Victoria Konar

Regolith Capital Investments LP

Shameek Konar and Victora Konar are the general partners of Regolith Capital Investments LP, and as a result, may be deemed to share voting and dispositive power with respect to the securities held by Regolith Capital Investments LP.

Regolith Capital Investments LP, Mr. Konar and Ms. Konar have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to the initial Schedule 13G filed on May 15, 2025 and is hereby incorporated by reference, pursuant to which they have agreed to file this Amendment jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The address for each of the Reporting Persons is 10608 Stoppard View Way, Knoxville, TN 37922.
Citizenship: See Row 4 of each Reporting Person's cover page to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the Reporting Person's cover page to this Schedule 13G.
Percent of class: See Row 11 of the Reporting Person's cover page to this Schedule 13G.
Sole power to vote or to direct the vote: See Row 5 of the Reporting Person's cover page to this Schedule 13G.
Shared power to vote or to direct the vote: See Row 6 of the Reporting Person's cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: See Row 7 of the Reporting Person's cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: See Row 8 of the Reporting Person's cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Shameek Konar: /s/ Shameek Konar, Shameek Konar (12/16/2025)
- Victoria Konar: /s/ Victoria Konar, /s/ Victoria Konar (12/16/2025)
- Regolith Capital Investments LP: /s/ Shameek Konar, Shameek Konar/General Partner (12/16/2025)